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EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 and 2011
(Dollars in thousands)

	September 30, 2012	September 30, 2011
	(Unaudited)
Earnings:
Net Income	$339,666	$(736,377)
Add:
(Benefit) provision for income taxes	(65,990)	(382,149)
Fixed charges	1,181,226	1,211,452
Less:
Capitalized interest	(11,562)	(5,652)

Earnings as adjusted (A)	$1,443,340	$87,274

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$300	$433
Ratio of income before provision for income taxes to net income	81%	152%

Preferred dividend factor on pretax basis	243	658

Fixed Charges:
Interest expense	1,165,844	1,203,010
Capitalized interest	11,562	5,652
Interest factors of rents	3,820	2,790

Fixed charges as adjusted (B)	1,181,226	1,211,452

Fixed charges and preferred stock dividends (C)	$1,181,469	$1,212,110

Ratio of earnings to fixed charges ((A) divided by (B))	1.22x	— (a)

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.22x	— (a)

(a)
In the nine months ended September 30, 2011, earnings were insufficient to cover fixed charges by $1.1 billion due to non-cash impairment and lease related charges aggregating $1.7 billion.

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  EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 and 2011 (Dollars in thousands)